UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Equitable Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

29452E 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29452E 101

1	NAMES OF REPORTING PERSONS AXA S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 44,162,500 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 44,162,500 (See Note 1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,162,500 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (See Note 2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Note 1: Includes up to 43,246,354 shares of common stock of Equitable Holdings, Inc. (the “Issuer”) that AXA S.A. would deliver upon exchange of the mandatorily exchangeable securities that AXA S.A. issued concurrently with the initial public offering of shares of common stock of the Issuer, which closed on May 14, 2018. AXA S.A. continues to have the right to vote those shares until delivery. The number of shares AXA may deliver upon exchange may change from time to time based on the terms of the mandatorily exchangeable securities.

Note 2: The denominator for this calculation is based on 465,329,559 shares of common stock outstanding as of November 13, 2019 as reported in the Issuer’s prospectus supplement on Form 424(b)(3), filed with the Securities and Exchange Commission on November 8, 2019.

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CUSIP No. 29452E 101

Item 1.

(a)	Name of Issuer:

Equitable Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1290 Avenue of the Americas

New York, New York 10104

Item 2.

(a)	Name of Person Filing:

AXA S.A.

(b)	Address of Principal Business Office or, if none, Residence:

25 avenue Matignon

75008 Paris, France

(c)	Citizenship:

AXA S.A. is organized under the laws of France.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

29452E 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2019, AXA S.A. directly owned 44,162,500 shares of the Issuer’s common stock (the “Shares”). The Shares include up to 43,246,354 shares of the Issuer’s common stock that AXA S.A. would deliver upon exchange of the mandatorily exchangeable securities that AXA S.A. issued concurrently with the initial public offering of shares of the Issuer’s common stock, which closed on May 14, 2018 (the “MXB Shares”). The number of shares AXA may deliver upon exchange may change from time to time based on the terms of the mandatorily exchangeable securities. AXA S.A. continues to have the right to vote the MXB Shares until delivery.

(b)	Percent of class:

9.5%. The percent of class is based on 465,329,559 shares of the Issuer’s common stock outstanding as of November 13, 2019, as reported in the Issuer’s prospectus supplement on Form 424(b)(3), filed with the Securities and Exchange Commission on November 8, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

AXA S.A. has the sole power to vote or to direct the vote of 44,162,500 shares of common stock.

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition:

AXA S.A. has the sole power to dispose or to direct the disposition of 44,162,500 shares of common stock.

(iv)	Shared power to dispose or to direct the disposition:

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2020

AXA S.A.

By:	/s/ Thomas Buberl

Name:	Thomas Buberl
Title:	Chief Executive Officer